Filed by New Media Investment Group Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Gannett Co., Inc.
Commission File No.: 001-36874

The following is the transcript of a teleconference jointly held by New Media Investment Group Inc. (“New Media”) and Gannett Co., Inc. (“Gannett”) regarding the announced acquisition of Gannett by New Media and the second quarter earnings of each of New Media and Gannett, held on August 5, 2019.

[MANAGEMENT DISCUSSION SECTION]

Operator:

Ladies and gentlemen, my name is Ian, and I’ll be your conference operator today. At this time, I would like to welcome everyone to the New Media Acquisition of Gannett and Earnings teleconference. [Operator Instructions] After the speakers’ remarks, there will be a question-and-answer session. [Operator Instructions] Thank you.

I would now like to turn the call over to Mr. Ashley Higgins. Ma’am, you may begin your conference.

Ashley Higgins (Investor Relations Contact, New Media Investment Group Inc.):

Thank you, Ian. Good afternoon, everyone, and thank you for joining our call today to discuss New Media’s acquisition of Gannett. In addition to the acquisition announcement both New Media and Gannett today separately announced their second quarter results.

During this call, we will discuss the transaction as well as each company’s financial results for the quarter. Copies of the press releases as well as the slide presentation for this call and supplemental earnings material are available on each company’s website. I would like to remind everyone that this call is being recorded.

In addition, statements made during this call with respect to future results and events including the proposed acquisition and related transaction, are forward-looking statements that are based upon current expectations. Actual results and events could differ materially from those discussed today. Also please refer to the disclaimer slides in the presentation as well as the additional information contained in the regulatory filing for both companies.

Presenting on today’s call will be Mike Reed, Chairman and CEO of New Media Investment Group; Jeff Louis, Chairman of Gannett Board of Directors; and Ali Engel, Chief Financial Officer of Gannett. Also with us is Paul Bascobert, newly appointed President and CEO of Gannett.

I would now like to turn the call over to Mike Reed, Chairman and CEO of New Media.

Michael E. Reed (Chairman, Chief Executive Officer, New Media Investment Group Inc.):

Thank you, Ashley, and good afternoon, everyone. And thanks for joining us on such short notice this afternoon. As you can imagine, we are very excited to talk to you this afternoon about what we believe is an incredibly compelling transaction for our shareholders, our employees, and our customers.

We are very pleased to announce this afternoon New Media’s acquisition of Gannett. I believe the combination of these two leading local news, media and marketing services companies will transform the landscape in the print and digital news business in our sector, and better position our combined company to not only preserve, but actually enhance quality journalism in our local markets and across the country over the long term.

Our two companies are strategically aligned and we will leverage our combined scale and best practices to expand our comprehensive hyper local coverage for consumers, deepen our product offering for local businesses, and accelerate our shift from print-centric to dynamic multimedia operations. Together, we will operate 263 daily local newspapers across 47 states and Guam, along with the USA TODAY and UK media company, Newsquest.

Our combined reach will touch over a 145 million unique visitors every month as measured by Comscore, very powerful. Shareholders of Gannett will receive $6.25 in cash and 0.5427 of a New Media share for each Gannett share they hold for total consideration of $12.06, a premium of approximately 18% to five-day volume weighted average price of Gannett’s shares. After the close of the transaction, Gannett shareholders will hold approximately 49.5% of the combined company and New Media shareholders will hold approximately 50.5%.

We are excited about this transaction for many reasons. It will enable us to accelerate our digital transformation as the breadth and depth of each company’s digital offerings will make the combined company an important digital media player and a stronger partner for advertisers and small businesses. Approximately 25% of the combined companies’ revenue will be digital.

Importantly, we have a great opportunity to create value for shareholders. This will be driven by significant cost synergies, which we anticipate to be approximately $275 million to $300 million annually across the combined company. And we expect to capture the majority of these synergies within 24 months of closing. And for context 7.5% of our total combined expenses is what this synergy represents. When you think about it in terms of share price, it’s a $12 per share to $15 per share price in synergies more than double New Media’s current share price.

The combined company will have a well-positioned balance sheet and we expect to generate material free cash flow that will grow significantly over the next several years. Further, shareholders will share our strong free cash flow through a dividend. The annual dividend is expected to be $0.76 per share in year one with an expected free cash flow payout ratio of less than 35%.

Importantly, cash flows will also allow for aggressive debt pay down with target net leverage within two years of close of below 1.75 times EBITDA. We do expect the dividend will grow as we realize synergies and pay down debt. New Media has historically been a strong dividend payer raising its dividend in each consecutive year from 2014 to 2018. And we think this opportunity presents the combined company and puts it in a position to continue that.

Additionally, we announced today that the external management agreement with Fortress has been amended effective at the closing of this transaction; and it will sunset at the end of 2021. This change will allow the combined company to leverage Fortress’ services to ensure a smooth transition and integration of the companies, and to help realize synergies.

The agreement has also been amended effective at closing to reduce the incentive fee rate from 25% to 17.5%. The amendment also reduces the number of options Fortress is eligible to receive. In exchange for this New Media will grant Fortress 4.2 million shares and approximately 3 million options struck at $15.50 price. And this all further aligns Fortress with shareholders over the next couple of years.

We expect this transaction to close by the end of 2019, and upon closing, the board of the newly combined company will comprise 5 independent directors from New Media, 3 independent directors from Gannett and myself as Chairman. The executive management team will be composed of myself as CEO; Ali Engel as CFO; and Paul Bascobert of Gannett as CEO of the operating company. After the closing of the acquisition, the combined company will assume the Gannett name.

We expect to fund the cash portion of the purchase price through a combination of cash on the balance sheet and a new term loan facility to be funded at closing pursuant to a binding commitment from Apollo Capital Management LP. Our expectations are that the significant cost rationalization opportunities and future cash flows of the combined company will enable us to rapidly de-lever the balance sheet while continuing to pay dividends to shareholders, and importantly, investing in the digital transformation of the business.

To summarize, the combination of New Media and Gannett is a unique opportunity to reposition both companies for long-term growth and importantly to support quality journalism. We take great pride in the work that we do every day and we are thrilled to partner with such a quality organization as Gannett. Like us, a recipient of multiple Pulitzer prizes among other accolades. We are excited to become a part of Gannett storied history and a steward of their strong media properties.

We also have an incredible opportunity to create significant value for our shareholders through our digital transformation, improving our local journalism efforts, realizing the cost synergies, and de-levering the balance sheet. We also expect to create value for shareholders as we grow the dividend as a result of all of these efforts. I am personally excited to work with the incredibly strong management teams of both companies, and I welcome and look forward to working with Paul as the leader of our combined operating company upon the close of this transaction.

I’m very pleased today that we have Jeff, the Chairman of the Gannett board with us. I want to personally thank Jeff and the Gannett board for seeing the logic and value in this transaction and agreeing to partner with us on what – on a great combination.

And with that Jeff has a few remarks.

John Jeffry Louis (Chairman, Gannett Co., Inc.):

Thank you, Mike, and good afternoon, everyone. As Mike noted this is a very exciting day for everyone at Gannett and New Media. As many of you may know our board at Gannett have been thoughtfully considering how best to position our company for the long-term. And we are very excited to align with New Media and the GateHouse team. The enhanced scale and financial strength of the combined company will enable the new Gannett to drive growth in the digital future.

We worked with a team at GateHouse in the past and we know that this is a strong strategic and cultural fit for our organization. Together, we will deliver on our shared commitment to journalistic excellence. Together, we will serve our communities, our advertisers and our employees. Together, we will provide significant and immediate value to our shareholders not to mention the potential upside of the combined company.

The new Gannett will bring quality journalism at a local and national level to customers across 47 states and give us the scale to drive efficiencies, deleverage the balance sheet, and accelerate our digital transformation.

I’m also particularly pleased with our announcement today of the appointment of Paul Bascobert as the new President and Chief Executive Officer of Gannett. Paul brings a unique set of skills to the role given his experience at both Bloomberg and Dow Jones, and as President of XO Group where he helped lead the company’s transformation from a media business to a two sided marketplace model. In addition, Paul previously served as President of Local Businesses at Yodel, a local Internet marketing and advertising solutions provider for small businesses.

The board of Gannett believes that Paul’s depth of experience in digital is a critical skill for our strategy moving forward, and that he will be a strong leader for the combined operating company upon the close of the transaction.

With that I’d like to turn the call over to Ali to briefly discuss Gannett’s second quarter results. Ali?

Alison K. Engel (Chief Financial Officer & Treasurer, Gannett Co., Inc.):

Thank you, Jeff, and good afternoon, everyone. Overall, we are very pleased with Gannett’s second quarter results. We delivered adjusted EBITDA in line with our expectations and print advertising and circulation trends remain stable. In our B2B business, we achieved a key milestone reaching 50% of our advertising and marketing services revenue from digital sources and our USA TODAY operations achieved their ninth consecutive quarter of advertising and marketing services revenue growth. While our total digital advertising and marketing services revenues were a little softer than expected this quarter, we continue to see positive momentum in our client count and retention that should help future growth.

On the consumer side of our business, we saw continued strong growth in our paid digital only subscribers, up 34% year-over-year to 561,000 and delivered steady audience trends with Comscore uniques averaging $125 million for the quarter. Video and mobile web continue to be areas of growth. Overall, we continue to see tangible B2B and consumer results that evidence we are making progress with our digital transformation strategy.

With that short overview, I will quickly review the more detailed numbers. Consolidated revenues were $660 million compared to $731 million in the year ago quarter. The revenue decline reflects the continued weakness in both print advertising and circulation revenues partially offset by the WordStream acquisition, strong national digital media revenue growth and gains in paid digital-only subscriber revenue. On a same-store basis, total revenues declined 9.8% in line with first quarter results.

Adjusted EBITDA totaled $76.2 million in the quarter down 11% versus the prior year quarter, reflecting lower revenues offset in part by strong expense management. Despite the continued pressure on revenue, we were able to maintain adjusted EBITDA margins nearly flat to the prior year.

Total second quarter same-store operating expenses declined approximately 9%, reflecting the benefit of an early retirement program, continued production and distribution efficiencies, and savings related to our call center outsourcing. Newsprint expenses also declined as a result of volume reductions. Our GAAP net income for the quarter was $27 million, up from $16 million a year ago reflecting a one-time deferred gain of $31 million from the sale of our Nashville property.

Turning to the balance sheet, we ended the quarter with $307 million in debt including the $172 million liability portion of our convertible debt, and $135 million drawn on our revolver. Our cash balance was $69 million at the end of the quarter, resulting in net debt of $238 million.

I know this is a truncated version of our second quarter results in order to allow time to discuss the transaction. Stacy Cunningham, VP of Financial Planning and Investor Relations is available to answer questions. Please feel free to reach out to her and I can also make myself available as needed. Our contact information as always is available on our website.

That concludes my comments on Garnett’s results for the second quarter. So now let me turn the call back over to Mike to touch upon New Media’s second quarter financial results and to wrap-up our prepared remarks. Mike?

Michael E. Reed (Chairman, Chief Executive Officer, New Media Investment Group, Inc.):

Thank you, Ali. I will similarly present a shortened version of our second quarter results. Any follow-up questions can be directed to Ashley Higgins, whose contact info can be found in the press release or through our website.

Our results this quarter were in line with our expectations and reflected the sequential improvement over the first quarter in organic same-store revenue trend by 50 basis points. This was driven in part by GateHouse Live, which had its strongest quarter of the year generating $22.4 million in revenue, an increase of 82.9% compared with the prior year.

As you can imagine, this time of year is big for both our high school sports award shows and outdoor endurance races which were part of our acquisition of Rugged Races last fall. We have seen strong success expanding races into our markets as well as with new race offerings. For example, in our first year of owning and operating the Milwaukee Marathon, we saw an increase in runners of 77% compared with the prior year. We continue to be very encouraged about the opportunity for revenue growth at GateHouse Live.

Importantly in the quarter we also saw stabilization in our circulation revenue trend. If you recall that trend had gotten worse for the last several quarters based on the new strategy we’ve implemented. We saw stabilization this quarter with revenue down 5.5%, same-store compared to prior year the same as the first quarter.

Our focus on growing subscriber volumes continues to gain momentum as evidenced by the 54.6% growth of digital subscribers over the prior year. Improving volumes will allow for more stability in this revenue line. Given that this is the largest contribution to revenue we expect our consumer marketing efforts to remain a key focus for us for the foreseeable future.

We continued our efforts in the quarter to centralize infrastructure, to further streamline the business, and maximize synergies across our portfolio from recent acquisitions. This will result in additional cost reduction opportunities throughout the second half of the year that we expect will produce better results and allow us to achieve higher margins.

To wrap up, we achieved $47.5 million in as adjusted EBITDA and $33.6 million in free cash flow in the second quarter. For more details on the quarter, please review our posted press release and our earnings supplement available on the website.

Now, turning back to the transaction for a couple minutes before we take questions, let me just briefly highlight some of the key points of today’s announcement. We believe the combination of Gannett and New Media is a compelling opportunity to create significant value for shareholders in both the near-term and over the long-term. We are creating the leading U.S. print and digital news organization with deep local roots and national scale. We intend to capture significant efficiencies and material synergies across the combined companies, with expected savings of between $275 million and $300 million annually, the majority of which we believe can be achieved within two years. We expect that transaction will strengthen our financial position, enhance our earnings potential and generate substantial cash flows, allowing us to de-leverage the balance sheet, return capital to shareholders through continued dividends and invest in the growth of our combined company.

We believe we are well-positioned to succeed. We will draw upon the complementary strengths and experience of our extended teams and the best practices of both companies to create an agile and dynamic organization focused on seizing the opportunities before us. This is an exciting day for all of us and we look forward to sharing this bright future with all of you.

With that, the team and I here would be pleased to take your questions on the transaction. Operator?

[QUESTION AND ANSWER SECTION]

Operator: Ladies and gentlemen [Operator Instructions] Our first question is from the line of [ph] Jason Bessonette. Jason? (00:21:08)

Q: Thanks so much. I just had a handful of questions if you don’t mind. The debt balance that you cited in the release, the $1.79 billion, that was a little bit higher than I had. And I was just wondering does that include some assumption of pension liabilities; is that the piece I’m missing?

A: Michael E. Reed (Chairman, Chief Executive Officer, New Media Investment Group, Inc.):

It does not.

Q: Okay.

A: Michael E. Reed (Chairman, Chief Executive Officer, New Media Investment Group, Inc.):

It assumes the cash purchase price as well as the refinancing of all of debt on both company’s balance sheet including Gannett’s revolver.

Q: Okay. And then is there any color you can provide on the interest cost related to this new Apollo line of credit?

A: Michael E. Reed (Chairman, Chief Executive Officer, New Media Investment Group, Inc.):

The interest rate is 11.5%.

Q: Okay. And then the last question in terms of phasing of the synergies, I got that there could be majority within 24 months for those on the buy side that are trying to sort of come up with a reasonable 2020 EBITDA or 2021 EBITDA. Is there any color you can provide in terms of rough cadence of the savings and sort of costs to achieve?

A: Michael E. Reed (Chairman, Chief Executive Officer, New Media Investment Group, Inc.):

Yeah. I think we will obviously start to integrate and realize synergies in the first quarter that the company has combined. So in the first year, you’ll be at – certainly be at less than 50% as you won’t have the full run rate in given that you just started. So I think from a run rate perspective, you should think about year two as the year where you see a majority of the synergies start to run through the P&L and then by year three, because you’ve placed most of them during the – finished them in the second year, you’ll see them all run through the P&L in the third year.

Q: Okay. Very helpful. Thank you.

A: Michael E. Reed (Chairman, Chief Executive Officer, New Media Investment Group, Inc.):

Thanks, [ph] Jason (00:23:04).

Operator: [Operator Instructions] Our next question from the line of Kyle Evans. Kyle?

Q: Kyle Evans (Analyst, Stephens, Inc.):

Hi. Thanks. A few – the first one a follow-up to [ph] Jason’s (00:23:15), the cost to achieve the $275 million to $300 million, what do you estimate those to be?

A: Michael E. Reed (Chairman, Chief Executive Officer, New Media Investment Group, Inc.):

About 30% to 35% those are one-time costs. They don’t continue with the business. So that’s what we’ve kind of pegged.

Q: Kyle Evans (Analyst, Stephens, Inc.):

Great. Could you provide maybe a little bit more detail around the newspaper operation synergies of $115 million, maybe some of the bigger moving pieces in there, and especially if it’s in there, kind of taking redundant print presses out of the equation.

A: Michael E. Reed (Chairman, Chief Executive Officer, New Media Investment Group, Inc.):

Yeah. So, Kyle, both companies have done an extensive review to look at synergies in this transaction. And obviously we see a significant opportunities for efficiencies and cost reallocation across the combined companies. We really need over the coming months to finalize our plans, and importantly discuss them with our employees before we get too into the details with the public.

Q: Kyle Evans (Analyst, Stephens, Inc.):

Okay.

A: Michael E. Reed (Chairman, Chief Executive Officer, New Media Investment Group, Inc.):

But remember both companies, Kyle, have done this extensively for the past. So we’re both extremely confident in our ability to deliver or overachieve on our synergy number.

Q: Kyle Evans (Analyst, Stephens, Inc.):

Got it. The new dividend yield is a pretty big shift downward for your New Media holders. If I look at the net leverage goal for three years out of one times, where do you think the payout on free cash flow to dividend goes in that third year?

A: Michael E. Reed (Chairman, Chief Executive Officer, New Media Investment Group, Inc.):

No I don’t think, Kyle, we’re pegging a payout ratio per se. We love the opportunity we have to deploy capital right now amongst the dividend, amongst de-leverage; and amongst investing in growth, especially digital growth as well as our enhanced opportunity to improve local journalism around the country. So – and as a – and with regard to capital deployment, my philosophy has always been to deploy capital in a way that creates the most value for shareholders. Right now, this company will throw off a significant amount of cash flow; and we’ll be able to pull all those levers going forward. And as I mentioned on the call in my opening remarks, I do think it’s worth mentioning again that we do think as we realize synergies and pay down debt will increase earnings per share and free cash significantly and that will allow us to increase the dividend.

Q: Kyle Evans (Analyst, Stephens, Inc.):

Got it. And lastly what kind of regulatory hurdles do we need to clear to get this done this year? Thanks.

A: Michael E. Reed (Chairman, Chief Executive Officer, New Media Investment Group, Inc.):

Yeah, regulatory, you know the HSR filing in the U.S. and then there’s a filing in the EU merger regulations as well. So those are the two regulatory filings and of course both companies are subject to shareholder approval as well.

Q: Kyle Evans (Analyst, Stephens, Inc.):

Great. Thank you.

A: Michael E. Reed (Chairman, Chief Executive Officer, New Media Investment Group, Inc.)

Thanks, Kyle.

Operator: And our next question is from the line of Doug Arthur. Doug?

Q: Douglas Middleton Arthur (Analyst, Huber Research Partners LLC):

Yeah, thanks. I guess from the Gannett side, Jeff, I’d be curious to get your thoughts about why you felt the need to do this now. I mean, obviously, it’s been an interesting year for you guys, you had a hostile, you had to fend off. Is this about scale, is it about digital, is it about cost cutting. I mean what was the pressing need on the Gannett side to do this. And then as a follow-up, I mean it’s kind of a curious time to bring in a new CEO. I’d love your thoughts on that as well. Thanks.

A: John Jeffry Louis (Chairman, Gannett Co., Inc.)

Thank you. So I wouldn’t describe it as a pressing need, but a very attractive opportunity. So we said some time ago that we would always look at any bonafide offer and our board has consistently looked at strategic options. And when Mike approached us earlier in the year and it was when we were in the proxy fight mode. I think what was interesting was the degree to which Mike saw the value of the USA TODAY network, the degree in which we were aligned on digital transformation, and I think something he saw that was very attractive in Gannett was the progress we had made there. Our strong management team, the strength of Gannett name, and I think just the fact that we aligned on our journalistic mission and our values generally and of course digital transformation. So that’s where the conversations began. He also obviously brought credible financing to this. And when you start to look at the synergies, it was clear, there was big upside in putting these two companies together.

So, on the CEO question, our future was uncertain and we have been in terms of whether we do a deal or not. And we have always been focused on digital transformation and we were in the midst of a CEO search and so we really had two tracks. We had one track that was to combine these two companies and the other was standalone. And until today we weren’t there. So we felt that was really important that we not let off our CEO search at all. And we had very attractive candidates in that process. And we’re delighted that Paul was able to work his way through some of the noise here as we were looking at all these different options and that he was embraced by the New Media side.

So it was to some degree just a wonderful aligning of the stars for us and we’re all very excited about both having a new CEO and the combination of these two businesses and the upside it brings. And it’s – so you’re constantly as a board member looking at short-term value for your shareholders and long-term value. This is both for us, there is a short-term component in the cash, there’s huge upside on the longer-term components in the 49.5% of Gannett shareholders will own in this business. So it’s a wonderful combination of both of those things.

Q: Douglas Middleton Arthur (Analyst, Huber Research Partners LLC):

Great. Thank you.

Operator: [Operator Instructions] Our next question is from line of Michael Kupinski. Michael?

Q: Michael A. Kupinski (Analyst, Noble Financial Capital Markets):

Thank you, and congratulations. My question is more of 64,000 foot view question. Obviously, this merger brings a lot of unique visitors. You have a lot of cost cutting opportunities as you consolidate facilities. My question is more on a longer term revenue track. Does this combination give you a more heft to kind of negotiate with Facebook and Google in terms of opportunities for them paying for content? Are there other revenue opportunities that could happen from having such a larger newspaper group?

A: Michael E. Reed (Chairman, Chief Executive Officer, New Media Investment Group, Inc.):

Yeah. This is Mike. My belief is yes, the scale and the significant cash flows that we generate on a combined basis give us the ability to not only invest in our digital business, but be able to do the things you just mentioned. I mean we’ll have more than a $1 billion dollars of revenue in this company and will be combining two really strong digital teams that can help bring these two businesses together and improve the digital product mix and the opportunity we have to grow digital. So we do both companies believe and this is where one of the places we are aligned is that a digital transformation is critical to reverse the revenue declines we’ve seen in the past. We think this transaction puts both companies in a position to get there faster. And a side benefit, which is really great is we have a lot more cash flow to deploy to invest in that opportunity, so.

A: John Jeffry Louis (Chairman, Gannett Co., Inc.):

So, if I could add on I think from the Gannett board perspective, the conversations we’ve been having for some time is the fact that it’s not just replacing revenue from the print side of the business with digital revenue, it is ultimately about moving the multiple. And we believe that if we can grow this, the digital side of the business, we will not only obviously move into growth mode but we can dramatically move the multiple of the business.

Q: Michael A. Kupinski (Analyst, Noble Financial Capital Markets):

And the newspaper industry for many years have been saying that Google and Facebook has been getting content for free for many years off of the backs of newspapers. Are there opportunities that you could get more favorable terms from Facebook and Google for the content itself?

A: Michael E. Reed (Chairman, Chief Executive Officer, New Media Investment Group, Inc.):

That remains to be seen. We have a lot of work to do in front of us over the next four months to six months to get this transaction closed and to work on our combined strategy both on the top line and the bottom line. So I’d stay tuned on that.

Q: Michael A. Kupinski (Analyst, Noble Financial Capital Markets):

Got you. Okay. Thank you.

Operator: Ladies and gentlemen, this does conclude our Q&A session. I would now like to turn the call back over to Mike for closing remarks.

Michael E. Reed (Chairman, Chief Executive Officer, New Media Investment Group, Inc.):

Thank you. And I just wanted to reiterate thank you everybody for taking the time on short notice this afternoon to dial in, listen to our opportunity here. I hope that you are as excited about it as we are. I think it’s a really unique combination with unparalleled within our industry. Our two companies are strategically aligned both in terms of the future of journalism and how this combination allows us to improve our opportunity there, and we’re aligned with regard to the critical nature of the digital opportunity and how important it is to the transformation of our topline. And this transaction improves both of our company’s opportunities there as well.

We also get the great benefit of the synergies, and we also get to combine two great management teams and also share the best practices of the two companies. So, we think the future is bright for both of our companies. We look forward to getting this transaction closed over the next four months to six months, and coming – getting a chance to come back to you guys and talk to you on a regular basis. So thank you again for dialing in. And we look forward to updating our new progress at a later date – our progress. Thank you.

John Jeffry Louis (Chairman, Gannett Co., Inc.):

Thank you, all.

Operator: Ladies and gentlemen, this does conclude today’s conference. We thank you greatly for your participation. You may now disconnect.

No Offer or Solicitation

This communication is neither an offer to sell, nor a solicitation of an offer to buy any securities, the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that reflect New Media’s and Gannett’s current views regarding, among other things, the proposed transaction between New Media and Gannett, the expected timetable for completing the proposed transaction, the benefits and synergies of the proposed transaction and future opportunities for the combined company, as well as other statements that are other than historical fact. Words such as “anticipate(s),” “expect(s),” “intend(s),” “plan(s),” “target(s),” “project(s),” “believe(s),” “will,” “aim,” “would,” “seek(s),” “estimate(s)” and similar expressions are intended to identify such forward-looking statements.

Forward-looking statements are based on New Media’s and Gannett’s respective management’s current expectations and beliefs and are subject to a number of known and unknown risks, uncertainties and other factors that could lead to actual results materially different from those described in the forward-looking statements. Neither New Media nor Gannett can give any assurance that its expectations will be attained. The actual results, liquidity and financial condition may differ from the anticipated results, liquidity and financial condition indicated in these forward-looking statements. These forward-looking statements are not a guarantee of future performance and involve risks and uncertainties, and there are certain important factors that could cause actual results to differ, possibly materially from expectations or estimates reflected in such forward-looking statements, including, among others:

•	the parties’ ability to consummate the proposed transaction and to meet expectations regarding the timing and completion of the proposed transaction;
•
the satisfaction or waiver of the conditions to the completion of the proposed transaction, including the receipt of the required approval of New Media’s stockholders and Gannett’s stockholders with respect to the proposed transaction and the receipt of regulatory clearances required to consummate the proposed transaction, in each case, on the terms expected or on the anticipated schedule;

•	the risk that the parties may be unable to achieve the anticipated benefits of the proposed transaction, including synergies and operating efficiencies, within the expected time-frames or at all;
•
the risk that the committed financing necessary for the consummation of the proposed transaction is unavailable at the closing, and that any replacement financing may not be available on similar terms, or at all;

•	the risk that the businesses will not be integrated successfully or that integration may be more difficult, time-consuming or costly than expected;
•
the risk that operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers) may be greater than expected following the proposed transaction;

•	general economic and market conditions;

•	the retention of certain key employees; and
•	the combined company’s ability to grow its digital marketing and business services initiatives, and grow its digital audience and advertiser base.

Additional risk factors that could cause actual results to differ materially from expectations include, but are not limited to, the risks identified by New Media and Gannett in their respective most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Such forward-looking statements speak only as of the date on which they are made. Except to the extent required by law, New Media and Gannett expressly disclaim any obligation to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with regard thereto or change in events, conditions or circumstances on which any statement is based.

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed transaction between New Media and Gannett. The proposed transaction will be submitted to New Media’s stockholders and Gannett’s stockholders for their consideration. In connection with the proposed transaction, New Media intends to file with the SEC a registration statement on Form S-4 (the “Registration Statement”), which will include a prospectus with respect to shares of its common stock to be issued in the proposed transaction and a joint proxy statement for New Media’s stockholders and Gannett’s stockholders (the “Joint Proxy Statement”), and each of New Media and Gannett will mail the Joint Proxy Statement to their respective stockholders and file other documents regarding the proposed acquisition with the SEC. Stockholders of New Media and Gannett are urged to read all relevant documents filed with the SEC, including the Registration Statement and the Joint Proxy Statement, as well as any amendments or supplements to these documents, carefully when they become available because they will contain important information about the proposed transaction. The Registration Statement, the Joint Proxy Statement and other relevant materials (when they become available) and any other documents filed or furnished by New Media or Gannett with the SEC may be obtained free of charge at the SEC’s web site, http://www.sec.gov. Copies will also be available at no charge in the “Investor Relations” sections of New Media’s website, www.newmediainv.com and Gannett’s website, www.gannett.com.

Participants in Solicitation

New Media and Gannett and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of shares of New Media common stock and holders of shares of Gannett common stock in respect of the proposed transaction. Information about the directors and executive officers of New Media is set forth in the proxy statement for its 2019 Annual Meeting of Stockholders, which was filed with the SEC on April 12, 2019. Information about the directors and executive officers of Gannett is set forth in the proxy statement for its 2019 Annual Meeting of Stockholders, which was filed with the SEC on March 26, 2019. Investors may obtain additional information regarding the interest of such participants by reading the Registration Statement and the Joint Proxy Statement (once available). You may obtain free copies of these documents using the sources indicated above.